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                                                                    EXHIBIT (12)

                             CMS ENERGY CORPORATION
                       Ratio of Earnings to Fixed Charges
                             (Millions of Dollars)

                                             Six Months
                                               Ended                      Years Ended December 31
                                          June 30, 1997       1996       1995      1994       1993      1992
                                          ------------------------------------------------------------------
                                                                                                         (b)
Earnings as defined (a)
-----------------------
Consolidated net income (loss)               $ 138           $ 240      $ 204      $ 179      $ 155   $(297)
Income taxes                                    79             139        118         92         75    (146)
Exclude equity basis subsidiaries              (36)            (85)       (57)       (18)        (6)     10
Fixed charges as defined, adjusted to
  exclude capitalized interest of $7, $8,
  $8, $6, $5, and $3 million for the six
  months ended June 30, 1997 and for the
  years ended December 31, 1996, 1995,
  1994, 1993 and 1992, respectively            146             275        268        226        241     225
                                             --------------------------------------------------------------

Earnings as defined                          $ 327           $ 569      $ 533      $ 479      $ 465   $(208)
                                             ==============================================================


Fixed charges as defined (a)
----------------------------
Interest on long-term debt                   $ 126           $ 230      $ 224      $ 193      $ 204   $ 169
Estimated interest portion of lease rental       5              10          9          9         11      16
Other interest charges                          22              43         42         30         32      43
                                             --------------------------------------------------------------

Fixed charges as defined                     $ 153           $ 283      $ 275      $ 232      $ 247   $ 228
                                             ==============================================================


Ratio of earnings to fixed charges            2.13            2.01       1.94       2.07       1.88       -
                                              =============================================================

NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 1992, fixed charges exceeded earnings by $441 million. Earnings as defined include a $520 million pretax loss on the settlement of MCV Power Purchases, $(15) million for potential customer refunds and other reserves related to 1992 but recorded in 1991, and $6 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges would have been 1.33 excluding these amounts.